                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     ------------

                                     SCHEDULE 13D
       Information to be included in statements filed pursuant to Rule 13d-1(a)
               and amendments thereto filed pursuant to Rule 13d-2(a)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  6  )*

                            NUMED HOME HEALTH CARE, INC.
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                      67052T201
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                                    (CUSIP Number)

       Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                               Cleveland, Ohio 44114
                                    216-736-7204
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                  December 14, 1998
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 8 Pages

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                                SCHEDULE 13D
CUSIP NO. 67052T201

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

       Turkey Vulture Fund XIII, Ltd.

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [    ]
                                                                    (b) [    ]

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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)

                                                                        [    ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio
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        NUMBER OF           7    SOLE VOTING POWER

         SHARES                  578,500
                          ----------------------------------------------------
        BENEFICIALLY        8    SHARED VOTING POWER

        OWNED BY
                          ----------------------------------------------------
           EACH             9    SOLE DISPOSITIVE POWER

                                 578,500
                          ----------------------------------------------------
        REPORTING

         PERSON            10    SHARED DISPOSITIVE POWER

          WITH

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   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       578,500

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   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [____]

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   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.6%*

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   14  TYPE OF REPORTING PERSON*
       OO

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 *  Excluding 744,680 Shares granted to Jugal K. Taneja.  See Items 4 and 5.


                             Page 2 of 8 Pages

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CUSIP NO. 67052T201

     This Amendment No. 6 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting the status of certain litigation instituted by NuMED Home Health Care, Inc., a Nevada corporation ("NuMED" or the "Company"), and the Fund's purchase of shares of NuMED's common stock, par value $0.001 per share (the "Shares").

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended and supplemented as follows:

     The Shares acquired by the Fund since the filing of Amendment No. 5 to
Schedule 13D Statement on December 4, 1998 were acquired for the aggregate purchase price of approximately $7,250 with working capital of the Fund.

Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended and supplemented as follows:

     On November 12, 1998, the Committee for a New NuMED (the "Committee"), of which Richard M. Osborne, the sole Manager of the Fund, is a member, filed a preliminary copy of its proxy statement with the Securities and Exchange Commission, as required by the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). In response, the Company filed a lawsuit against the Fund captioned NUMED HOME HEALTH CARE, INC. V. TURKEY VULTURE FUND XIII, LTD. (U.S. Dis. Ct., Florida, Tampa Division, No. 98-2354-CIV-T-17F). The complaint is described in the Fund's Amendment No. 3 to Schedule 13D Statement filed with the Securities and Exchange Commission (the "SEC") on November 24, 1998, and is attached as Exhibit 7.4 to that Amendment.

     On November 23, 1998, NuMED announced that it had reached an "agreement" with Mr. Taneja for him to step down as Chairman of the Board and Chief Executive Officer of the Company. Mr. Taneja retained his seat on the Board of Directors. In its public announcement, the Company failed to disclose any of the details of its agreement with Mr. Taneja. At the same time, the Company announced it had postponed the 1998 annual meeting for 31 days, until January 28, 1999. On December 4, 1998, the Company filed documents with the SEC revealing that on November 23, 1998 -- at a time when the Company's financial condition has never been worse and Mr. Taneja and the Board faced the threat of removal at a long-overdue stockholders' meeting -- NuMED's Board of Directors entered into a Termination, Noncompetition and Mutual Release Agreement with Mr. Taneja, which purports to guarantee him payments totaling $250,000 in cash, issue him 744,680 Shares of NuMED stock, and extend the terms of all of his stock options and warrants for three years, to November 23, 2001. Mr. Taneja paid nothing to the Company for his 744,680 Shares.

     On December 14, 1998, the Fund filed its answer to the Company's complaint denying liability and requesting that the complaint be dismissed. On December 16, 1998, the Fund filed its verified amended answer and counterclaim for preliminary and permanent injunction, motion for summary judgment and memorandum in support of its motion for summary judgment, copies of which are attached as Exhibits 7.6, 7.7 and 7.8. In its amended answer, the Fund argued that it has

                             Page 3 of 8 Pages

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CUSIP NO. 67052T201

cured any alleged Section 13(d) deficiencies by filing Amendment No. 3 to its
Schedule 13D. As a matter of law, this constitutes the sole relief, if any, to which the Company would be entitled in its lawsuit under Section 13(d) of the Exchange Act. The Fund also pointed out that NuMED has secured for itself the "cooling-off" period it seeks by rescheduling the upcoming stockholders' meeting from December 28, 1998 to January 28, 1999, and noted that there is no basis in law for the Company's request for attorney's fees. In the motion for summary judgment, the Fund requested that the Court dismiss the Company's complaint with prejudice.

     In addition, the Fund counterclaimed against the Company and Jugal K. Taneja, Susan J. Carmichael, Robert P. Ottman and Thomas V. Chema, all directors of the Company, seeking "immediate injunctive relief to preserve the integrity of the proxy solicitation and voting at the annual meeting of NuMED stockholder scheduled for January 28, 1999." In its counterclaim, the Fund stated that (1) the severance payment to Mr. Taneja constitutes a prohibited transaction under Nevada law, (2) the severance agreement was entered into without a valid business reason, solely to secure Mr. Taneja's seat on the Board and to foil the other stockholders' right to elect a Board,
(3) the Company failed to disclose the terms of Mr. Taneja's severance package in its November 23, 1998 press release and that the shares of other stockholders, and those who made purchases in advance of the record date, would be diluted at the annual meeting, (4) the Fund, and all other stockholders, will suffer irreparable harm if Mr. Taneja is permitted to vote the shares illegally issued to him at the upcoming annual stockholders' meeting, (5) the Fund will suffer irreparable harm if the annual meeting is further delayed beyond January 28, 1999, and (6) NuMED has failed to provide the Fund with a stockholders' list as required by Nevada law.

     In its counterclaim, the Fund seeks a preliminary and permanent injunction (a) barring Mr. Taneja from voting any of the shares issued to him as part of his severance agreement, (b) enjoining NuMED and its directors and officers from taking or authorizing further action outside the ordinary course of business or which benefit NuMED directors, officers or employees, pending completion of the annual meeting, (c) enjoining NuMED and its directors from changing the date of the annual meeting or the related record date, (d) requiring NuMED to provide the Fund with an updated stockholders' list for the annual meeting, and (e) granting any further relief, legal or equitable, to which the Fund may be entitled.

     The Fund will continue to vigorously defend itself from the Company's frivolous lawsuit, and will take all necessary steps to insure that the stockholders of NuMED have the opportunity to elect a Board of Directors.

     On December 15, 1998, the Company filed a preliminary proxy statement. In the preliminary proxy statement, the Company disclosed that on December 1, 1998, a full two weeks before the disclosure in the preliminary proxy statement, the Board of Directors of NuMED had filled three vacancies on the Company's Board. The vacancies were filled with William L. LaGamba and Paul Santostasi, who work for another of Mr. Taneja's companies, and Peggy Loesch, an employee of one of the Company's divisions. The Fund believes that this packing of the Board with individuals whom the Fund believes are under the control of Mr. Taneja is simply further evidence of the Board's disdain for the democratic process and a blatant attempt to deny NuMED's stockholders the

                             Page 4 of 8 Pages

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CUSIP NO. 67052T201

right to choose their Board of Directors. The Fund will continue to act to preserve the rights of the Company's stockholders to vote in a fair election.

     Mr. Osborne and the Fund continue to reserve the right to modify their, and the Committee's, plans and proposals described in Item 4, as amended and supplemented. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of any event set forth in clauses (i) through (ix) of Item 4 as set forth in the original
Schedule 13D Statement filed by the Fund on December 23, 1996.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by NuMED, there are 5,711,300 Shares outstanding. Excluding the 744,680 Shares that the Fund believes were illegally granted to Mr. Taneja, there are 4,996,620 Shares outstanding

     The Fund beneficially owns 578,500 Shares, or approximately 11.6% of the outstanding Shares, excluding the 744,680 Shares granted to Mr. Taneja. Because Mr. Osborne is the sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own these Shares.

     (b) Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 578,500 Shares owned by the Fund.

     (c) Since the filing of Amendment No. 5, the Fund has purchased 15,000 Shares in the following open market transactions:

                                   Number of Shares        Per Share Price
           Date                                        (Excluding Commission)
    -----------------              ----------------    ----------------------
    December 8, 1998                      5,000                  $0.50

    December 10, 1998                     5,000                  $0.50

    December 15, 1998                     5,000                  $0.45

     (d)  Not Applicable.

     (e)  Not Applicable.

                             Page 5 of 8 Pages

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CUSIP NO. 67052T201

Item 7.        MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 7.6 Verified Amended Answer and Counterclaim for Preliminary and Permanent Injunction filed by Vulture Fund XIII, Ltd. in the United States District Court, Middle District of Florida, Tampa Division, Case No. 98-2354-CIV-T-17F. Copies of exhibits to the Answer are not included but will be provided to the Commission upon request.

Exhibit 7.7 Motion for Summary Judgment filed by Turkey Vulture Fund XIII, Ltd. in the United States District Court, Middle District of Florida, Tampa Division, Case No. 98-2354-CIV-T-17F. Copies of exhibits to the Motion are not included but will be provided to the Commission upon request.

Exhibit 7.8 Memorandum in Support of Motion for Summary Judgment filed by Turkey Vulture Fund XIII, Ltd. in the United States District Court, Middle District of Florida, Tampa Division, Case
               No. 98-2354-CIV-T-17F. Copies of exhibits to the Memorandum are not included but will be provided to the Commission upon request.


                             Page 6 of 8 Pages

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CUSIP NO. 67052T201

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   December 21, 1998              TURKEY VULTURE FUND XIII, LTD.


                                        By: /s/ Richard M. Osborne
                                            ---------------------------
                                            Richard M. Osborne, Manager


                             Page 7 of 8 Pages

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CUSIP NO. 67052T201

                                    EXHIBIT LIST

Exhibit 7.6 Verified Amended Answer and Counterclaim for Preliminary and Permanent Injunction filed by Vulture Fund XIII, Ltd. in the United States District Court, Middle District of Florida, Tampa Division, Case No. 98-2354-CIV-T-17F. Copies of exhibits to the Answer are not included but will be provided to the Commission upon request.

Exhibit 7.7 Motion for Summary Judgment filed by Turkey Vulture Fund XIII, Ltd. in the United States District Court, Middle District of Florida, Tampa Division, Case No. 98-2354-CIV-T-17F. Copies of exhibits to the Motion are not included but will be provided to the Commission upon request.

Exhibit 7.8 Memorandum in Support of Motion for Summary Judgment filed by Turkey Vulture Fund XIII, Ltd. in the United States District Court, Middle District of Florida, Tampa Division, Case
               No. 98-2354-CIV-T-17F. Copies of exhibits to the Memorandum are not included but will be provided to the Commission upon request.



                             Page 8 of 8 Pages